    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1998.



                                                      REGISTRATION NO. 333-45355

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 AMENDMENT NO.1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            IGEN INTERNATIONAL, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          2835                  94-2852843
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                            ------------------------

                             16020 INDUSTRIAL DRIVE
                          GAITHERSBURG, MARYLAND 20877
                                 (301) 984-6000

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             SAMUEL J. WOHLSTADTER
                            CHIEF EXECUTIVE OFFICER
                            IGEN INTERNATIONAL, INC.
                             16020 INDUSTRIAL DRIVE
                          GAITHERSBURG, MARYLAND 20877
                                 (301) 984-8000

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------
                                WITH A COPY TO:
                             STEPHEN P. DOYLE, ESQ.
                           WILMER, CUTLER & PICKERING
                              2445 M STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-8000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: From time to time after the effective date of this Registration
Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /______
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /______

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED MARCH 27, 1998


PROSPECTUS

                            IGEN INTERNATIONAL, INC.

                        5,202,004 SHARES OF COMMON STOCK

                               ------------------


    This Prospectus relates to the offering by the Selling Securityholders named herein (the "Selling Securityholders") of up to an aggregate of 5,202,004 shares of common stock, $.001 par value per share (the "Shares" or "Common Stock") of IGEN International, Inc. ("IGEN" or the "Company") issuable upon conversion of the Series B Convertible Preferred Stock of the Company. Of the 5,202,004 shares, 1,790,829 shares are issuable to the Selling Securityholders upon conversion of the 25,000 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") issued by the Company to the Selling Securityholders. Up to 810,174 shares are issuable to the Selling Securityholders, at the option of the Company, as payment of the dividends due on the Series B Preferred Stock. The Prospectus also covers pursuant to Rule 416 under the Securities Act of 1993, as amended, such indeterminate number of Shares as may be required to effect conversion of the Series B Convertible Preferred Stock to prevent dilution resulting from stock splits, stock dividends or similar transactions. The Shares may be sold from time to time by the Selling Securityholders, or by pledgees or transferees of, or certain successors in interest to Selling Securityholders, in privately negotiated transactions, in brokers' transactions, to market makers or in block placements, at market prices prevailing at the time of sale or at prices otherwise negotiated. See "Selling Securityholders" and "Plan of Distribution."


    The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Securityholders. The Company has agreed to bear the expenses incurred in connection with the registration of the Shares, other than underwriting discounts and commissions, fees and expenses of counsel to each Selling Securityholder.

    The Company's Common Stock is traded on the Nasdaq National Market (the "NNM") under the symbol "IGEN." On January 23, 1998, the last reported sale price of the Common Stock was $16.625 per share, as reported by the NNM.

                            ------------------------

THE SECURITIES TO BE SOLD PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN APPROVED OR
 DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

            SEE "RISK FACTORS," BEGINNING ON PAGE 4, FOR INFORMATION
       THAT SHOULD BE CONSIDERED REGARDING THE SECURITIES OFFERED HEREBY.

                            ------------------------

                  The date of this Prospectus is             .

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Judiciary Plaza, Washington, D.C. 20549. Such reports and other information can also be reviewed through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which is publicly available through the Commission's Web site (http://www.sec.gov). In addition, the Company's Common Stock is listed on the Nasdaq Stock Market's National Market System, and material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto. Statements contained in the Prospectus regarding the contents of any document or contract may be incomplete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at the offices of the Commission or on EDGAR, and copies thereof may be obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in and made a part of this
Prospectus: (1) the Annual Report on Form 10-K for the fiscal year ended March 31, 1997, filed July 11, 1997; (2) the Amendment to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 1997, filed July 29, 1997; (3) the Quarterly Reports on Form 10-Q for the quarterly periods ended: (i) December 31, 1996, filed February 4, 1997, (ii) June 30, 1997, filed August 14, 1997, (iii) September 30, 1997, filed November 14, 1997, and (iv) December 31, 1997, filed February 13, 1998; (4) the description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed with the Commission on January 20, 1994; (5) Current Report on Form 8-K, filed December 19, 1997 and
(6) Form 12b-25, filed July 1, 1997.


    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to IGEN International, Inc., Attention: George V. Migausky, Chief Financial Officer, 16020 Industrial Drive, Gaithersburg, MD 20877, telephone number (301) 984-8000.

                                  RISK FACTORS

    In evaluating an investment in the Common Stock, prospective purchasers should carefully consider the following factors as well as the other matters discussed in this Prospectus and the documents incorporated herein by reference.

RELIANCE ON COLLABORATIONS AND LICENSE AGREEMENTS


    The Company has entered into collaborative research or licensing agreements with Boehringer Mannheim, Organon Teknika and Eisai pursuant to which these companies are entitled to certain product manufacturing and marketing rights. Some of these companies have the responsibility for additional development and, where required, the submission of applications for the regulatory approval of any products to the U.S. Food and Drug Administration ("FDA") and corresponding regulatory agencies in other countries. Although the Company believes that its partners in these collaborations have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within the control of the Company. There can be no assurance that such collaborators will perform their obligations as expected or that the Company will derive any additional revenue from such arrangements. The Company is currently involved in litigation against Boehringer Mannheim. Moreover, the collaboration agreements may be terminated under certain circumstances. See "Recent Developments."


    The Company also expects to rely on additional collaboration or license agreements to develop and commercialize certain future products. There can be no assurance that the Company will be able to negotiate acceptable collaboration or license agreements in the future, or that such new agreements or existing agreements will be successful. In addition, there can be no assurance that the parties to collaboration or license agreements will not pursue alternative technologies as a means for developing diagnostic products targeted by the collaborations or licenses.


PENDING LITIGATION



    The Company is currently involved in litigation in Maryland federal court against Boehringer Mannheim GmbH ("BMG") in connection with a 1992 License and Technology Development Agreement ("Agreement") between the parties. The Agreement grants BMG an exclusive right (with the exception of certain rights granted to Eisai Co. Ltd in Japan) to market its diagnostic Elecsys systems, which are centered on the Company's ORIGEN technology, to hospitals and clinical reference laboratories. In exchange for those exclusive rights, the Agreement places various obligations on BMG, including the obligation to make quarterly royalty payments to the Company. The Company alleges that BMG has failed to perform material obligations under the Agreement, including development and commercialization of ORIGEN technology according to the contractual timetable; exploitation of the License to the extent contemplated by the parties; phase out of certain non-royalty-bearing product lines; exploitation of ORIGEN technology only within BMG's licensed fields; proper treatment of intellectual property rights regarding ORIGEN technology; maintenance of records essential to the complete computation of royalties; and proper computation of royalties. The Company seeks several types of relief, including damages and a judicial determination that the Company is entitled to terminate the Agreement based on BMG's material breaches. BMG also has filed a lawsuit against the Company in Indiana, seeking a determination that it has not breached Agreement and that the Company is not entitled to terminate. The Maryland court has determined that these issues will be resolved in the Company's Maryland action. BMG has agreed to dismiss the Indiana lawsuit. The Company has agreed that it will not terminate the Agreement until there is a judicial determination of the Company's entitlement to do so.



    A Japanese subsidiary of the Company is involved in litigation in Japan seeking to enjoin Hitachi Ltd. ("Hitachi"), BMG's contracted manufacturer of certain diagnostic instruments, from manufacturing, using or selling the Elecsys 2010 immunoassay instrument based on the Company's Japanese patented technology, to enjoin the infringement of the subsidiary's license registration in connection with the development of the Mosys instrument, a next generation instrument also based on the Company's Japanese patented technology, and the destruction of the existing Elecsys and Mosys instruments in Hitachi's possession. See--"Recent Developments."



    The Company is vigorously litigating the BMG and Hitachi matters and believes that its lawsuits are sound. However, there can be no assurance that either litigation will be resolved favorably to the Company. The Company's failure to prevail in the BMG litigation with respect to the computation of royalty revenues could, depending upon the court's findings, have a material adverse effect on the Company's royalty revenue from BMG's Elecsys products. The Company's failure to prevail in the BMG litigation would not have a direct material adverse effect on the Company's product development, but a reduction in revenues could negatively impact the funds available for product development. Although the litigation does not involve any challenges to the Company's intellectual property rights, there can be no assurance that a negative result for the Company in the litigation will not have a material adverse effect on the Company's intellectual property rights.



    The Company has no reason to believe that the existence of the BMG litigation is materially negatively affecting BMG's sales pursuant to the Agreement or that a negative result for the Company in the BMG litigation would materially negatively affect BMG's sales, although there can be no assurance that the litigation or its outcome would not have such an effect. As it now stands, BMG will have the right to continue to market its Elecsys products to hospitals and clinical reference laboratories during the term of the Agreement unless and until the Company is determined to have the right to terminate the Agreement and then determines to terminate the Agreement. If the Company elects to terminate the Agreement, it would have a material adverse effect on the Company's royalty revenue from license sales unless and until the Company entered into a strategic partnership with another company that is able to develop and commercialize diagnostic instruments to hospitals and clinical reference laboratories. There can be no assurance, if the Company decided to terminate the Agreement, that the Company would be able to enter into such a strategic partnership on terms favorable to the Company.



    The Company does not expect that failure to prevail in the Hitachi litigation by itself would have a material adverse effect on the Company's revenues or sale, since Hitachi would continue to manufacture BMG instruments and the Company would continue to earn royalties in connection therewith. There can be no assurance that the Company's failure in the Hitachi litigation would not have a material adverse effect on the Company's intellectual property. Success by the Company in the Hitachi litigation could have a material adverse effect on the Company's royalty revenues from sales of Elecsys products to the extent that BMG's sales of Elecsys (or Mosys) instruments are hindered because it needs to find a new manufacturer for its instruments.


EARLY STAGE OF DEVELOPMENT; ACCUMULATED LOSSES

    The Company is at an early stage of development and is subject to all of the risks inherent in the establishment of a new business enterprise, including the need for substantial capital to support the expenses of developing new technologies, the need to attract and retain qualified management and scientific staff and other risks as outlined in the following risk factors. Since inception, the Company has been engaged in the research and development of products based on new technologies, and at September 30, 1997, the Company had an accumulated deficit of approximately $61 million. The Company's operations may be affected by problems frequently encountered in connection with the development and utilization of new technologies and by the competitive environment in which the Company operates. Although certain ORIGEN-based products have been developed and introduced to the market, there can be no assurance that the ORIGEN technology will be successfully applied to the development of additional commercial products for the clinical diagnostic or other markets. Diagnostic products resulting from the development of the Company's technology will require significant additional development and investment prior to their commercialization. There can be no assurance that products will be successfully developed by the Company or its licensees, meet applicable regulatory standards, be capable of being manufactured in commercial quantities at reasonable costs or be marketed successfully.

TECHNOLOGICAL CHANGE AND COMPETITION

    The diagnostic industry is subject to technological change. Competition from diagnostic and pharmaceutical companies and research and academic institutions is intense and expected to increase. There can be no assurance that the Company's competitors will not succeed in developing products that are more effective than any which are being developed by the Company and its collaborators or which would render the ORIGEN technology and products obsolete and non-competitive.

    Many of the Company's competitors in the diagnostic field have substantially greater financial, technical and human resources than the Company. In addition, many of these competitors have significantly greater experience than the Company in obtaining regulatory approvals of new diagnostic products. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company. Furthermore, as the Company expands commercial sales of products, it will have to become competitive with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited experience.

COMPLIANCE WITH GOVERNMENT REGULATIONS

    The production and marketing of the Company's products and its ongoing research and development activities are subject to regulation by governmental authorities in the United States and other countries. Diagnostic systems utilizing the Company's ORIGEN technology will require government clearance before being marketed in the United States and in certain foreign countries. In the United States, the Company or its marketing collaborators may be required to submit test data from clinical trials to establish "substantial equivalence" of the ORIGEN diagnostic system with previously approved systems. In such case, the Company or its collaborators may commence sales only after the FDA has issued a written order finding such substantial equivalence, which may take longer than the 90-day period generally provided for FDA review. There can be no assurance that the Company or its collaborators will be able to establish substantial equivalence for the ORIGEN diagnostic systems, or that the FDA or certain corresponding government agencies will permit marketing of such systems in their respective jurisdictions. Should the Company fail to demonstrate substantial equivalence, the Company would need to perform extensive clinical testing to demonstrate safety and efficacy, incurring substantial costs and delays.

    Even if regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. The regulatory standards for manufacturing are currently being applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. The Company is also subject to numerous environmental and safety laws and regulations, including those governing use of hazardous materials. Any violation of, and the cost of compliance with, these regulations could adversely impact the Company's operations.

RELIANCE ON PATENTS AND PROPRIETARY RIGHTS

    The Company's success will depend in part on its ability to obtain and maintain patent protection for its products, both in the United States and other countries. The patent position of diagnostic companies is highly uncertain and involves complex legal and factual questions. There is no consistent policy regarding the breadth of claims allowed in medical patents. The Company owns or co-owns and has been granted exclusive rights to 18 issued U.S. patents and 69 pending U.S. applications in the diagnostics field. Worldwide, the Company owns or co-owns and has been granted exclusive rights to an additional 54 issued patents, and 150 pending patent applications covering the same technology. There can be no assurance that patents will issue from any present or future applications or that, as to existing patents or patents which may issue, claims are or will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that the patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company.

    The commercial success of the Company will also depend in part on its neither infringing patents issued to competitors nor breaching the technology licenses upon which the Company's products might be based. The Company is a licensee under certain patents and patent applications that it considers necessary for its business. While the Company is aware of additional third-party patents and patent applications relating to specific reagents, it is uncertain whether any of these will require the Company to alter any products or processes, obtain licenses or cease certain development activities with respect to these reagents. There can be no assurance that the Company will be able to obtain necessary licenses at reasonable cost. Failure by the Company to obtain a license to any technology that it requires to commercialize its products may have a material adverse impact on the Company. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any of its patent rights or to determine the scope and validity of others' proprietary rights. In addition, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, which could result in substantial costs to the Company to determine the priority of inventions.

    IGEN also protects its proprietary technology and processes in part by confidentiality agreements with its collaborative partners, employees, consultants and other advisors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

UNCERTAINTY OF PRICING, THIRD-PARTY REIMBURSEMENT AND RELATED MATTERS

    The Company's business, financial condition and results of operations may be materially adversely affected by the continuing efforts of government and third party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing and profitability of diagnostic products are subject to government control. In the United States, the Company expects that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of diagnostic tests. Cost control initiatives could decrease the price that the Company or any of its strategic partners receives for any products in the future and have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on the Company's strategic partners, the Company's ability to commercialize its products and to realize royalties may be adversely affected.

    The ability of the Company and any strategic partner to commercialize diagnostic products may depend in part on the extent to which reimbursement for the products will be available from government and health administration authorities, private health insurers and other third party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third party payors, including Medicare, increasingly are challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new products. There can be no assurance that any third party insurance coverage will be available to patients for any products developed by the Company or its strategic partners. If adequate coverage and reimbursement levels are not provided by government and other third party payors for the Company's products, the market acceptance of these products may be reduced, which may have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED MANUFACTURING, SALES, MARKETING AND DISTRIBUTION EXPERIENCE

    The Company's clinical diagnostic products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. The Company has no experience in large scale manufacturing and currently lacks the capability to manufacture its diagnostic products in accordance with regulatory requirements. If the Company is unable to develop or contract for manufacturing capabilities on acceptable terms, the Company's ability to manufacture products will be adversely affected, resulting in the delay of submission of products for regulatory approval, which in turn could adversely affect the Company's competitive position and financial condition. The Company also has limited experience in sales, marketing and distribution. To market any of its clinical diagnostic products directly, the Company must develop a substantial marketing and sales force with technical expertise and supporting distribution capability. Alternatively, the Company may obtain the assistance of established companies, as it has done with certain of its diagnostic products. There can be no assurance that the Company will be able to establish sales and distribution capabilities or that it or its collaborators will be successful in gaining market acceptance for its clinical diagnostics products.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING


    The Company may require substantial additional funds to conduct the research and development and regulatory testing of its products, to establish commercial scale manufacturing facilities and to market its products. The Company's future capital requirements will depend on many factors, including, but not limited to: continued progress in the development of diagnostic products; the time and costs involved in obtaining regulatory approvals; the costs involved in filing, prosecuting and enforcing patent claims; competing technological and market developments; the ability of the Company to maintain its existing, and to establish new, collaborative and licensing arrangements; the cost of manufacturing scale-up; and effective commercialization activities and arrangements. During the quarter ended March 31, 1997, a significant change in revenue mix occurred compared to prior periods as the Company's license and contract revenue converted to royalty income that is based on product sales by corporate licensees. The Company will become more reliant on royalty income until such time as it introduces additional product mix. Future income will include a combination of product sales, contract research, royalties and license fees. During the nine months ended December 31, 1997, the Company raised $25 million in a preferred stock offering as well as an additional $2.75 million in advanced royalty payments from its Japanese corporate partner. Proceeds from the advance royalty payment and the preferred stock offering are intended to finance the Company's working capital needs.


    The Company may be required to seek additional funding either through collaborative and licensing arrangements or through public or private debt or equity financings. There can be no assurance that additional financing will be available in a timely manner or on acceptable terms. If additional funds are raised by issuing equity securities, further dilution to existing shareholders may result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would not otherwise relinquish.

NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

    The Company is highly dependent on the principal members of its scientific and management staff, the loss of whose services might impede the achievement of its research and development or strategic objectives. Recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success. There can be no assurance that the Company will be able to attract and retain such personnel given the competition between numerous diagnostic and biotechnology companies and research and academic institutions for experienced scientists.

    The Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical trials, government approvals, manufacturing and marketing, are expected to place increased demands on the Company's resources. These demands are expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to acquire needed personnel or to develop needed expertise could have a material adverse effect on the Company's prospects for success. In addition, the Company relies on consultants and advisors to assist in formulating its research and development strategy. All of the Company's consultants and advisors are employed by entities other than the Company and may have commitments to or consulting or advisory contracts with other entities that may affect their ability to contribute to the Company.


YEAR 2000 POTENTIAL ISSUES



    Many of the world's computer systems currently record years in a two-digit format. Such computer systems will be unable to interpret properly dates beyond the year 1999 which could lead to business disruptions in the U.S. and internationally ("Year 2000" issues).



    The Company has reviewed its business for Year 2000 issues regarding its business, financial and accounting systems. The Company believes that installation of new or upgraded software to address any Year 2000 issues could be done timely and should not cause any material disruption to its business. The Company is currently in the process of assessing whether its suppliers and collaborators have any Year 2000 issues. There can be no assurance that the Company's suppliers and collaborators are or will be timely Year 2000 compliant or that a failure of such timely Year 2000 compliance would not have a material adverse effect on the Company.



    The total cost to the Company of these Year 2000 compliance activities has not been, and is not anticipated to be, material to its financial position or results of operations in any given year. These costs and the time at which the Company plans to complete any Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. There can be no assurance that these estimates will be achieved and actual results could differ from those plans.


RISK OF PRODUCT LIABILITY; AVAILABILITY OF INSURANCE

    The Company's business will in the future expose it to potential liability risks that are inherent in the testing, manufacturing and marketing of diagnostic products. The Company presently has only limited product liability insurance, and there can be no assurance that it will be able to maintain such insurance or obtain additional insurance on acceptable terms or that insurance will provide adequate coverage against potential liabilities.

ANTI-TAKEOVER PROVISIONS

    The Company's Certificate of Incorporation and Bylaws require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. Special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the President of the Company. These and other charter provisions may discourage certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of the stockholders to approve transactions they may deem to be in their best interests. In addition, the Board of Directors has the authority, without action by the stockholders, to fix the rights and preferences of and to issue shares of Preferred Stock, which also my have the effect of delaying or preventing a change in control of the Company.

PRICE VOLATILITY IN PUBLIC MARKET

    The Company's Common Stock currently trades on the NASDAQ National Market. The securities markets have from time-to-time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the common stock of many publicly traded technology companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products of the Company or its competitors, developments or disputes concerning patents or proprietary rights, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, regulatory developments in both the U.S. and foreign countries, and economic and other external factors, as well as period-to-period fluctuations in the Company's operating and product development results, may have a significant impact on the market price of the Company's Common Stock.

CONTROL BY EXISTING SHAREHOLDERS

    The Company's directors, officers and their affiliates own beneficially approximately 36% of the outstanding shares of Common Stock, of which approximately 27% is held by the Company's Chief Executive Officer. Accordingly, the Company's officers and directors, if they act in concert, will have the ability to influence significantly the election of the Company's directors and most other shareholder actions.

ABSENCE OF DIVIDENDS, DILUTION

    The Company has not paid any cash dividends since its inception and does not intend to pay any cash dividends in the foreseeable future. Dilution will occur upon the exercise of outstanding stock options of the Company and may occur upon future equity financings of the Company.

                                  THE COMPANY

    IGEN develops, manufactures and markets diagnostic systems utilizing its patented ORIGEN-Registered Trademark- technology, which is based on electrochemiluminescence. This proprietary technology utilizes labels that, when attached to a biological substance and electrochemically stimulated, emit light at a particular wavelength to signal the presence of an analyte. The light emission then can be measured with a high degree of accuracy to detect and quantify the analyte. The ORIGEN technology thus provides a uniform assay format for conducting a multitude of diagnostic tests, including immunoassays, nucleic acid probe and clinical chemistry tests. The Company believes that ORIGEN-based diagnostic systems offer significant advantages over existing systems in terms of speed, sensitivity, flexibility, throughput and cost effectiveness. The Company is designing its diagnostic systems to become the industry standard for all segments of the diagnostic market, from large central laboratories to patient point-of-care, industrial and in-home testing.

    The Company's business strategy is to commercialize certain products in collaboration with established healthcare and information technology companies and to develop and market other products either independently or with corporate partners in the patient point-of-care, life science research, animal health and industrial markets. Collaborations with established diagnostic and pharmaceutical companies have provided the Company with revenues from licensing agreements, as well as access to large marketing organizations that it believes are well positioned to maximize market penetration of ORIGEN-based products. The Company has entered into several strategic alliances, including:


    - Boehringer Mannheim GmbH ("Boehringer Mannheim")--the second largest worldwide manufacturer of diagnostic equipment and supplies that is part of Corange Limited ("Corange"), a multinational corporation with annual revenues exceeding $4 billion--to commercialize ORIGEN-based clinical immunodiagnostic and nucleic acid probe systems that are marketed worldwide to clinical references laboratories. IGEN received $50 million in license fees from Boehringer Mannheim and receives royalties on all product sales. Boehringer Mannheim presently markets two ORIGEN-based systems under the Elecsys product line. In May 1997,
         F. Hoffman-LaRoche AG ("Roche") and Corange announced that Roche would acquire all shares of Corange. The merger, was completed in March 1998 creating a $15 billion global company that is the world's largest diagnostic supplier. See "Risk Factors--Pending Litigation".


    - Organon Teknika B.V. ("Organon Teknika")--a company specializing in hospital and blood bank products, which is a business unit of Akzo Nobel N.V., a multinational corporation with annual revenues of approximately $10 billion--to develop and commercialize ORIGEN-based nucleic acid probe systems that will be marketed worldwide to clinical diagnostic and life science research markets. The Company received $20 million under its agreements with Organon Teknika and receives royalties on product sales. Organon Teknika markets the NASBA QR System together with test kits for the detection of HIV-1 RNA.

    - Eisai Co., Ltd. ("Eisai")--the fourth largest Japanese pharmaceutical company--to market in Japan an ORIGEN-based diagnostic system for agreed-upon diagnostic tests. During 1997, Eisai began marketing an ORIGEN-based immunoassay system under the name Picolumi and the Company receives royalties on product sales.

    The Company currently sells the ORIGEN Detection System and related reagents and services for life science research applications. The Company believes that its ORIGEN Detection System can replace many of the complex and less sensitive immunoassay methods presently in use, including radioimmunoassays. The Company believes that applications of the ORIGEN technology include point-of-care diagnostic systems for use outside the central laboratory because of speed, simplicity and cost effectiveness and anticipates that applications will exist in the field of in-home testing (patient self-testing), in which the

Company's technology may enable the creation of compact, inexpensive diagnostic products. The Company is currently monitoring the development of healthcare communication networks and intends to design its point-of-care and in-home testing systems for integration into such networks.

    IGEN, Inc. was incorporated in California in 1982 and reincorporated in Delaware during 1996 as IGEN International, Inc. IGEN's executive offices, laboratory and manufacturing operations are located at 16020 Industrial Drive, Gaithersburg, Maryland 20877, (301) 984-8000.

RECENT DEVELOPMENTS

    On September 15, 1997, the Company filed a lawsuit in Maryland against Boehringer Mannheim GmbH ("BMG"), a German company to which the Company has licensed certain rights to develop and commercialize diagnostic products based on ORIGEN technology. That lawsuit is pending in the Southern Division of the United States District Court for the District of Maryland. The Company's dispute with BMG arises out of a 1992 License and Technology Development Agreement (the "Agreement"), pursuant to which BMG developed and launched its "Elecsys" line of diagnostic products, which is based on the Company's ORIGEN technology. The Company alleges that BMG has failed to perform certain material obligations under the Agreement, including development and commercialization of ORIGEN technology according to the contractual timetable; exploitation of the license to the extent contemplated by the parties; phase out of certain non-royalty-bearing product lines; exploitation of ORIGEN technology only within BMG's licensed fields; proper treatment of intellectual property rights regarding ORIGEN technology; maintenance of records essential to the computation of royalties; and proper computation of royalties. In its lawsuit, the Company seeks damages as well as injunctive and declaratory relief, including a judicial determination of its entitlement to terminate the Agreement. On September 15, 1997, shortly after the Company filed its lawsuit in Maryland, BMG filed a lawsuit in the United States District Court for the Southern District of Indiana seeking a declaration that it did not breach the Agreement and a preliminary injunction precluding the Company from terminating the Agreement pending the judicial resolution of the dispute between the parties. In addition, BMG sought and obtained a temporary restraining order that precluded the Company from terminating the Agreement; IGEN has agreed to the continuation of the temporary restraining order until BMG's motion for preliminary injunction can be adjudicated. On January 26, 1998, the United States District Court for the District of Maryland ruled that the litigation between the Company and BMG will go forward in Maryland. The Company expects that BMG's Indiana action will be dismissed or consolidated with the Maryland action.

    In December 1997, IGEN International K.K., a Japanese subsidiary of the Company, filed a lawsuit in Tokyo District Court against Hitachi Ltd. ("Hitachi"). This lawsuit seeks to enjoin Hitachi from manufacturing, using or selling the Elecsys 2010 immunoassay instrument in Japan. The lawsuit also seeks to enjoin Hitachi from infringing the subsidiary's license registration, known in Japan as a "senyo-jisshi-ken," in connection with the development of the Mosys instrument. Hitachi is the sole manufacturer for Boehringer Mannheim of the Elecsys 2010 immunoassay instrument. Boehringer Mannheim sells the Elecsys 2010 worldwide to hospitals and clinical reference laboratories. Hitachi is also developing for Boehringer Mannheim the Mosys instrument. The Company's Japanese subsidiary alleges that both the Elecsys 2010 and the Mosys are based on ORIGEN technology. The Company's ORIGEN technology is licensed to its Japanese subsidiary and to Eisai K.K. pursuant to a "senyo-jisshi-ken." The Company's Japanese subsidiary further alleges that Hitachi's manufacturing and selling of the Elecsys 2010 and the development of Mosys violate the "senyo-jisshi-ken." The lawsuit requests injunctive relief against Hitachi and destruction of the Elecsys 2010 and Mosys instruments in Hitachi's possession.


    The Company entered into an agreement with Agouron Pharmaceuticals in October 1997 pursuant to which the Company is providing certain high throughput products and screening services. This agreement represents a high throughput screening contract for the Company and represents an expansion of the contract services offered to the biotechnology and pharmaceutical industries in the area of drug discovery and development.

    The Company entered into an agreement with Pfizer, Inc. in March 1998 pursuant to which Pfizer will acquire the Company's first ORIGEN-based high throughput screening system built around the Company's ECLM Modules (ECLM). Pfizer is the first customer for the Company's new ECLM-based products which are expected to be marketed for use in the life science research market.


                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders.

                            SELLING SECURITYHOLDERS

    The Selling Securityholders collectively purchased 25,000 shares of Series B Convertible Preferred Stock, stated value $1,000 per share, from the Company on December 19, 1997. The Series B Convertible Preferred Stock entitles its holders to a dividend payment of 7.75% compounded annually on the stated value of the stock. Based on the stated value, the Series B Convertible Preferred Stock is convertible into Common Stock of the Company in accordance with the terms of the Certificate of Designation, Powers, Preferences and Rights at a rate of $13.96 per Share, for a total of 1,790,830 Shares. In addition, the Company may elect to make the dividends payable upon the Series B Convertible Preferred Stock in Shares at a rate of $13.96 per Share, rather than making the dividend payment in cash. If the Company elects to pay such dividends in Shares, the Company may issue up to 810,172 Shares to the Selling Securityholders. The Prospectus also covers, pursuant to Rule 416 under the Securities Act, such indeterminate number of Shares as may be required to prevent dilution resulting from stock splits, stock dividends or similar transactions.

    The following table sets forth certain information regarding ownership of Shares by the Selling Securityholders as of December 31, 1997 and the number of Shares which may be offered for the accounts of the Selling Securityholders or their transferees or distributees from time to time. Because the Selling Securityholders may sell all or any part of their shares registered pursuant to this Prospectus, no estimate can be given as to the number of share that will be held by the Selling Securityholders upon termination of this Offering. None of the Selling Securityholders has, or within the past three years, has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates except as set forth below.



                                                                  NUMBER OF
                                                                   SHARES     NUMBER OF SHARES   NUMBER OF SHARES
                                                                    OWNED     WHICH MAY BE SOLD     OWNED AFTER
                                                                  PRIOR TO         IN THIS          COMPLETION
SELLING STOCKHOLDER                                              OFFERING(1)     OFFERING(2)      OF OFFERING(3)
---------------------------------------------------------------  -----------  -----------------  -----------------
The Robertson Stephens Black Bear Fund, I, L.P.................     330,186         235,443              94,743
The Robertson Stephens Black Bear Fund, II, L.P................      43,356          30,900              12,456
The Robertson Stephens Black Bear Offshore Fund, L.P...........      84,384          63,984              20,400
The Robertson Stephens Black Bear Pacific Master Fund Unit
  Trust........................................................      43,613          33,813               9,800
Credit Suisse First Boston Corporation.........................     307,402         208,080              99,322
Permal Noscal, Ltd.............................................     312,121         312,121                   0
Zaxis Partners, L.P............................................      39,015          39,015                   0
Sidney Kimmel..................................................      25,490          25,490                   0
Pollat, Evans & Co. Inc........................................       8,844           8,844                   0
Quadra Appreciation Fund, Inc..................................       3,641           3,641                   0
Peter W. Branagh & Ramona Y. Branagh Trustee for the Revocable
  Trust, dated March 8, 1993...................................       1,040           1,040                   0
KA Investments LDC.............................................     208,080         208,080                   0
Gleneagle Fund Company.........................................      13,005          13,005                   0
Colonial Penn..................................................      13,005          13,005                   0
Putnam Health Sciences Trust...................................     416,161         416,161                   0
Porter Partners, L.P...........................................     130,051         130,051                   0
EDJ Limited....................................................      26,010          26,010                   0
White Rock Capital Offshore, Ltd...............................      62,424          62,424                   0
Quantum Partners LDC...........................................     873,600         260,100             613,500
Collins Capital Diversified Fund, L.P..........................     132,116          41,616              90,500
White Rock Capital Partners, L.P...............................     194,546         104,040              90,500
Prism Partners I...............................................     156,060         156,060                   0
GPZ Trading....................................................      52,020          52,020                   0
Triton Capital Investments.....................................      78,030          78,030                   0
JMG Capital Partners, L.P......................................      78,030          78,030                   0
TOTAL..........................................................                                       1,031,221


------------------------


(1) The number of shares of Common Stock owned by each Selling Securityholder prior to the Offering includes the shares which may be sold in this Offering, together with all other shares of Common Stock owned by each such Selling Securityholder on December 31, 1997.



(2) The number of shares for each Selling Securityholder is based on the conversion of the Series B Convertible Preferred Stock owned by such Selling Securityholder on December 31, 1997 and the payment of dividends in the form of shares by the Company for the full term of the Series B Convertible Preferred Stock at a rate of $13.96 per Share of Common Stock. The actual rate of conversion and dividend payment may vary in accordance with the terms and conditions of the Series B Convertible Preferred Stock.



(3) The number of shares of Common Stock owned by each Selling Securityholder after completion of the Offering assumes that each Selling Securityholder sells all of the shares being offered pursuant to this Registration Statement and that no other shares are bought or sold.

                              PLAN OF DISTRIBUTION

    The Selling Securityholders have advised the Company that the Shares may be sold or distributed from time to time by the Selling Securityholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Securityholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The distribution of the Shares may be effected by one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
(vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or (vii) any combination of the foregoing, or by any other legally available means. In addition, the Selling Securityholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of Common Stock in the course of hedging the positions they assume with the Selling Securityholders. The Selling Securityholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the Shares, which Shares may be resold thereafter pursuant to this Prospectus.

    Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, underwriter or agent might be greater or less than those customary in the type of transaction involved.

    The Selling Securityholders and any brokers, dealers, underwriters or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such persons might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Securityholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Securityholder and any other Securityholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.

    To the extent required, the Company will file, during any period in which offers or sales are being made, a supplement to this Prospectus which sets forth, with respect to a particular offering, the specific number of Shares to be sold, the name of the Selling Securityholder, the sales price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution not previously disclosed.

    The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Company will pay substantially all of the expenses incident to this Offering of the Shares by the Selling Securityholders to the public other than commissions and discounts of brokers, dealers, underwriters or agents. The Company has agreed to indemnify the Selling Securityholders and certain related persons against certain liabilities, including certain liabilities under the Securities Act.

    In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

    Pursuant to the Registration Rights Agreement between the Company and the Selling Securityholders, the Company has agreed to file with the Commission a Registration Statement on Form S-3 under Rule 415 covering the resale of at least 200% of the Shares issuable to the Selling Securityholders upon conversion of and payment of dividends upon the Series B Convertible Preferred Stock. The Company has agreed to use its best efforts to cause the Registration Statement to become effective as soon as practicable following the filing of the Registration Statement, but in any event not later than March 16, 1998.

                                 LEGAL MATTERS

    The legality of issuance of the shares will be passed upon for the Company by Wilmer, Cutler & Pickering, Washington, D.C.

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1997 have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Available Information...........................          2
Incorporation of Certain Information by
  Reference.....................................          2
Risk Factors....................................          3
The Company.....................................          8
Use of Proceeds.................................          9
Selling Stockholder.............................         10
Plan of Distribution............................         11
Legal Matters...................................         11
Experts.........................................         11

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,202,004 SHARES

                            IGEN INTERNATIONAL, INC.
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 [INSERT DATE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    Estimated expenses (other than underwriting discounts and commissions) payable in connection with the resale of the Common Stock offered hereby are as follows. The Company is paying all fees and expenses except as otherwise noted.



    SEC Registration............................................  $  25,321
    Nasdaq Listing Fee..........................................  $  17,500
    Legal Fees and Expenses.....................................  $  90,878(1)
    Accounting Fees and Expenses................................  $  25,000
    Printing Fees and Expenses..................................  $   5,000
    Miscellaneous...............................................  $   1,301
        Total...................................................  $ 165,000


------------------------


(1) Fees and Expenses of Selling Securityholders aggregate approximately $2,000, and are borne by Selling Securityholders.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent not prohibited by the General Corporation Law of the State of Delaware; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify and director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company by the General Corporation Law of the State of Delaware, or (iv) such indemnification is otherwise required by law, by agreement, or by vote of the stockholders or disinterested directors.

    Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

    Article VI of the Company's Certificate of Incorporation states that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the state of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation further provides that if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directs, then the liability of the Company's directors shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


      4.1  +          Certificate of Designation, Powers, Preferences and Rights of the Series B
                      Convertible Preferred Stock of the Company dated December 18, 1997.
      4.2  +          Purchase Agreement dated as of December 16, 1997 by and among the Company and the
                      Selling Securityholders.
      4.3  +          Registration Rights Agreement dated as of December 16, 1997 by and among the Company and the Selling Securityholders.
      4.4  +          Bylaws of the Company, Article VII.(1)
      5.1  +          Opinion of Wilmer, Cutler & Pickering as to the legality of the securities being registered.
     23.1  +          Consent of Wilmer, Cutler & Pickering (included in Exhibit 5.1).
     23.2  +          Consent of Deloitte & Touche, LLP, as independent public accountants for the Company.


------------------------

(1) Incorporated by reference to IGEN's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1996 filed with the Commission on February 13, 1997.


+   Previously filed.


ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth int the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That for the purpose of determining any liability under the Act each such post-effective amendment may be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe the it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Gaithersburg, Montgomery County, State of Maryland, on March 26, 1998.


                                IGEN INTERNATIONAL, INC.

                                BY:  /S/ SAMUEL J. WHOLSTADTER
                                     -----------------------------------------
                                     Name: Samuel J. Wholstadter
                                     Title: CHIEF EXECUTIVE OFFICER


                               POWER OF ATTORNEY



    We, the undersigned directors and/or officers of IGEN International, Inc. (the "Company"), hereby severally constitute and appoint Samuel J. Wohlstadter, Chief Executive Officer and George V. Migausky, Vice-President and Chief Financial Officer, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-3 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitutes, shall do or cause to be done by virtue of this Power of Attorney. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated below.



    WITNESS our hands on this 26th day of March 1998.



          SIGNATURE                      CAPACITY                   DATE
------------------------------  ---------------------------  -------------------
  /s/ SAMUEL J. WOHLSTADTER     Chief Executive Officer
------------------------------    (Principal Executive            03/26/98
    Samuel J. Wohlstadter         Officer); Director

                                Vice President and Chief
    /s/ GEORGE V. MIGAUSKY        Financial Officer
------------------------------    (Principal Financial and        03/26/98
      George V. Migausky          Accounting Officer)

    /s/ RICHARD J. MASSEY       President (Chief Operating
------------------------------    Officer); Director              03/26/98
      Richard J. Massey

      /s/ EDWARD LURIER         Director
------------------------------                                    03/26/98
        Edward Lurier